UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Adoption of Third Amended and Restated 2024 Equity Incentive Plan

On January 19, 2026, the board of directors of Autozi Internet Technology (Global) Ltd. (the “Company”) approved adoption of the Third Amended and Restated 2024 Equity Incentive Plan (the “Third Amended and Restated Equity Incentive Plan”) and a total of 7,360,000 Class A ordinary shares of a par value US$0.00005 per share of the Company (the “Class A Ordinary Shares”) have been authorized under the Third Amended and Restated Equity Incentive Plan, after reflecting a fifty-for-one reverse share split effective on December 12, 2025 and increase of 7,000,000 Class A Ordinary Shares in the maximum aggregate number of reserved shares.

The foregoing description of the Third Amended and Restated Equity Incentive Plan is qualified in its entirety by reference to its full text, which is attached as Exhibit 99.1 to this Form 6-K and incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Third Amended and Restated 2024 Equity Incentive Plan of Autozi Internet Technology (Global) Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

Date: January 21, 2026